# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fathom Holdings Inc., CIK 0001753162
CUSIP: 31189V109
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 2000 Regency Parkway Drive, Suite 300, Cary, North Carolina (NC), 27518
Date of event which requires filing of this statement: 03/14/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001327337

## Reporting persons
- Scott N. Flanders: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,788,890; shared voting power 0; sole dispositive power 1,788,890; shared dispositive power 0; aggregate amount beneficially owned 1,788,890 (6.58% of the class)
  Comment: Rows 5, 7 and 9 include (i) 90,000 shares of the Issuer's common stock that are held in trust for the Reporting Person's grandchildren and (ii) 13,078 shares of the Issuer's common stock underlying an option and (iii) 235,295 shares of the Issuer's common stock underlying a Senior Secured Convertible Promissory Note, that are both exercisable within 60 days of the date of this filing.
  
  The percentage in Row 11 is based on 22,620,255 shares of the Issuer's common stock outstanding as of November 7, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 12, 2024 and an additional 4,338,003 shares of the Issuer's common stock outstanding as reported in the Issuer's prospectus filed with the SEC on March 11, 2025.

## Item 1. Issuer
Name of issuer: Fathom Holdings Inc.
Address of issuer's principal executive offices: 2000 Regency Parkway Drive, Suite 300, Cary, NC 27518

## Item 2. Person Filing
Name of person filing: Scott N. Flanders
Address of principal business office or, if none, residence: c/o Fathom Holdings Inc., 2000 Regency Parkway Drive, Suite 300, Cary, NC 27518
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,788,890
Percent of class: 6.58%
Sole power to vote or to direct the vote: 1,788,890
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,788,890
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Scott N. Flanders: /s/ Scott N. Flanders, Scott N. Flanders (03/21/2025)